UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Series E Preferred Stock

(Title of Class of Securities)

713661403

(CUSIP Number)

John S. Stafford, III

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713661403

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 111,699 (1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 111,699 (1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,699 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%

14.	Type of Reporting Person (See Instructions): IN

(1)                                 All 111,699 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of  Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661403

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 111,699 (2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 111,699 (2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,699 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%

14.	Type of Reporting Person (See Instructions): BD

(2)                                 All 111,699 shares beneficially owned by Ronin Capital, LLC are held in a Class C Capital Account of Mr. Stafford, and Mr. Stafford is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661403

1.	Names of Reporting Person. Stephen White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,800(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 11,800(3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,800(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): IN

(3)                                 Stephen White is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661403

1.	Names of Reporting Person. SW Investment Management LLC 81-0765824

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,800 (4)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 11,800 (4)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,800 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): OO

(4)                                 3,120 shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. are held of record by SW Investment Management LLC. 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held of record by SWIM Partners LP. SW Investment Management LLC acts in an investment advisory capacity on behalf of SWIM Partners LP. SW Investment Management LLC is deemed the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661403

1.	Names of Reporting Person. SWIM Partners LP 90-0852885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,680 (5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 8,680 (5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,680 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): PN

(5)                                 Stephen White is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661403

Item 1.         Security and Issuer

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D filed on April 17, 2017 (the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Capital, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP relates to the Series E Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”), of Peregrine Pharmaceuticals, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.         Identity and Background

(a)                                 Name:  John S. Stafford, III

Ronin Capital, LLC

Stephen White

SW Investment Management LLC

SWIM Partners LP

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III and Ronin Capital, LLC: 350 N. Orleans Street, Suite 2N, Chicago, IL  60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

(c)                                  John S. Stafford, III is the manager of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654.

Stephen White is the manager of SW Investment Management LLC, an Illinois limited liability company, which is the general partner of SWIM Partners LP, a Delaware limited partnership, each of which has its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Capital, LLC is a Delaware limited liability company.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration

Ronin Capital, LLC is the record owner of an aggregate of 111,699 shares of Preferred Stock which were purchased for an aggregate consideration of $2,376,767 (after giving effect to the sale of 46 shares of Preferred Stock on March 6, 2017 for $1,028).  The source of funds used to purchase such shares was working capital of Ronin Capital, LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.  John S. Stafford, III is the indirect beneficial owner of all of the shares of Preferred Stock of the Issuer held of record by Ronin Capital, LLC.

SW Investment Management LLC is the record owner of an aggregate of 11,800 shares of Preferred Stock which were purchased for an aggregate consideration of $251,570.  The source of funds used to purchase such shares was working capital of SW Investment Management LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. Stephen White is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP is the owner of an aggregate of 8,680 shares of Preferred Stock which were purchased for an aggregate consideration of $184,863.  The source of funds used to purchase such shares was working capital of SWIM Partners LP. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. SW Investment Management LLC is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Each share of Preferred Stock is convertible into a number of shares of the Issuer’s common stock determined by dividing the liquidation preference of $25.00 per share by the conversion price, currently $3.00 per share. The Reporting Persons acting as a group for purposes of Regulation 13D also hold 5% or more of the Common Stock of Peregrine Pharmaceuticals, Inc.  as reported in its separate Statement on Schedule 13D filed on March 2, 2017, as amended on March 8, 2017.

Item 4.         Purpose of Transaction

Ronin Capital, LLC acquired the above reported shares of Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. John S. Stafford, III is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc.  held of record by Ronin Capital, LLC.

SW Investment Management LLC acquired the above reported shares of Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP acquired the above reported shares of Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. SW Investment Management LLC is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP each intend to continue to review their respective equity interests in the Issuer.  In addition, depending on their respective evaluations of the factors described below, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by it, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons may also wish to engage in a dialogue with officers, directors, and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.  The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Preferred Stock and the availability of the Preferred Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on his or its assessment of the foregoing factors, each Reporting Person may, from time to time, modify its present intention as stated in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 In the aggregate, John S. Stafford, III beneficially owns, as of  May 19, 2017, 111,699 shares of the Issuer’s Preferred Stock, representing approximately 6.8% of such class of securities. John S. Stafford, III is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

In the aggregate, Stephen White beneficially owns, as of May 19, 2017, 11,800 shares of the Issuer’s Preferred Stock, representing approximately 0.7% of such class of securities. Stephen White is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of  May 19, 2017, 123,499 shares of the Issuer’s Preferred Stock, representing approximately 7.5% of the issued and outstanding Preferred Stock.

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 1,647,760 shares of issued and outstanding Preferred Stock as of January 31, 2017, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended January 31, 2017, filed on March 13, 2017.

(b)                                 John S. Stafford, III has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 111,699 shares of the Issuer’s Preferred Stock. Mr. Stafford is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

Stephen White has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 11,800 shares of the Issuer’s Preferred Stock. Mr. White is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC.

(c)                                  Subsequent to the filing of the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Preferred Stock:

Ronin Capital, LLC

•                  On May 1, 2017, Ronin Capital, LLC purchased 7,200 shares at a price of $22.51310 per share.

•                  On May 15, 2017, Ronin Capital, LLC purchased 4,740 shares at a price of $22.20000 per share.

•                  On May 17, 2017, Ronin Capital, LLC purchased 4,700 shares at a price of $22.03830 per share.

SW Investment Management LLC

•                  On May 12, 2017, SW Investment Management LLC purchased 700 shares at a price of $22.15 per share.

•                  On May 17, 2017, SW Investment Management LLC purchased 1,120 shares at a price of $22.07 per share.

SWIM Partners LP

•                  On May 12, 2017, SWIM Partners LP purchased 1,800 shares at a price of $22.15 per share.

•                  On May 17, 2017, SWIM Partners LP purchased 2,880 shares at a price of $22.07 per share.

(d)                              No person other than John S. Stafford, III, Ronin Capital, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 123,499 shares of the Preferred Stock reported hereby.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has entered into a joint filing agreement with respect to the transactions being reported on this Schedule 13D.

Item 7.         Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	May 19, 2017

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	STEPHEN WHITE

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of the General Partner